Exhibit 99.1
Mindray Medical Announces Preliminary 2009 Operating Results
Shenzhen, China – January 11, 2010 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced selected preliminary, unaudited results for the fiscal year ended December 31, 2009.
For the year ended December 31, 2009, Mindray expects net revenues to be approximately in the range of US$624 million to US$633 million, compared to US$547.5 million in 2008, representing 14% to 16% year-over-year growth.
Based on the estimated full year revenue, the company anticipates the 2009 non-GAAP diluted EPS to be no less than US$1.29. The estimated non-GAAP diluted EPS is based on the assumption that the applicable income tax rate for Mindray’s Shenzhen subsidiary will continue to be 15%.
“2009 was a year in which many companies experienced economic crisis and broad uncertainties,” commented Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “Mindray was no exception, but despite questions that remained about global economies and the impact from various proposed healthcare reforms and stimulus packages, Mindray maintained its focus on innovation and operational excellence. As a result of the hard work and dedication of our employees, we are pleased to have launched 10 new products, delivered strong margins, and achieved double digit revenue and non-GAAP earnings growth for the year.”
“As we closed the fourth quarter of 2009, we saw strong business growth in China and increasing stability and some signs of recovery in international markets,” added Mr. Li Xiting, Mindray’s president and co-chief executive officer. “Based on these early indications, we are cautiously optimistic as we head into 2010 and setting an initial revenue growth target for the overall organization of approximately 17%. Over the coming year we will look to grow market share by driving new market segment penetration with products launched over the last two years, expanding our presence in key emerging markets, leveraging our domestic leadership and further building up developed market sales capabilities. We will also strive to improve the effectiveness of our working capital utilization, and adjust our overall strategy as necessary to better compete globally.”
Mindray’s preliminary 2009 results are unaudited and remain subject to the finalization of the company’s year-end closing, reporting and audit processes. 2010 full-year guidance will be provided in the fourth quarter and 2009 year-end earnings announcement.
About Mindray
We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. For more information, please visit http://ir.mindray.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Mindray’s anticipated net revenues and earnings per share for 2009, growth of market share in 2010, growth of net revenues in 2010, growth of market share and new market penetration, expansion of our presence in emerging markets, improving our developed market sales capabilities and improving the effectiveness of our working capital utilization, and the release of new products are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. The anticipated results for 2009 remain subject to the finalization of Mindray’s year-end closing, reporting, and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expense and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F, filed on May 8, 2009. Our results of operations for the fourth quarter of 2009 and for fiscal year 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.
Use of Non-GAAP Financial Measures
The company has announced its expected diluted earnings per share for full year 2009 on a non-GAAP basis which is being used in the consistent method from period to period.
Because the financial performance is subject to finalization of the company’s year-end closing, reporting, and audit processes, the company does not provide a specific non-GAAP to US GAAP reconciliation. A reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures will be provided with the company’s audited financial results and adjusted for the effects of share-based compensation, amortization of acquired intangible assets, realignment cost- post acquisition and termination payment, as well as any one-time non-operating income/ charge, all of which are net of related tax impact and dividend by diluted weighted shares outstanding for the year.

For investor and media inquiries please contact:
In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:

May Li
Mindray Investor Relations
Tel: +86-755-2658-2518
Email: may.li@mindray.com